Exhibit 99.1

Solarfun Announces Passing of Director and Chief Operating Officer

SHANGHAI, China--(BUSINESS WIRE)--Solarfun Power Holdings Co., Ltd. (NASDAQ: SOLF), an established manufacturer of photovoltaic (“PV”) cells, modules and ingots in China, today announced the untimely death of Hanfei Wang, the Company’s Director and Chief Operating Officer. Mr Wang joined Solarfun in 2005 and played a key role in driving the Company's expanding manufacturing scale and overall corporate growth.

Chairman Yonghua Lu, stated, "We are deeply saddened by Hanfei's sudden and unexpected death. He was a leader in every respect - professional, passionate and driven to achieve excellence for Solarfun and his colleagues.”

Harold Hoskens, Chief Executive Officer of Solarfun, added, “Hanfei will be sorely missed by all of our employees. He built a strong supporting cast, and they, with all other Solarfun employees, are committed to carrying on Hanfei's dedication and enthusiasm for the continued growth and progress of Solarfun."

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots and PV cells and modules in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. The Company sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards.

SOLF-G

http://www.solarfun.com.cn

Safe Harbor Statement

This announcement contains forward-looking statements, such as the Company’s polysilicon supply expectations for 2008 and 2009. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Solarfun does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT:
Solarfun Power Holdings Co., Ltd.
Paul Combs, 86 21-6393-8206
V.P. Strategic Planning
Mobile: 86 138 1612 2768
IR@solarfun.com.cn
or
Christensen
Peter Homstad, 480 614 3026
phomstad@ChristensenIR.com
or
Roger Hu, 852 2117 0861
rhu@ChristensenIR.com